January 22, 2010

Kathleen Collins, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Blue Coat Systems, Inc.

Form 10-K and Form 10-K/A for the fiscal year ended April 30, 2009, Filed on June 22, 2009 and August 27, 2009, respectively

Form 10-Q for the Quarter Ended October 31, 2009, Filed on December 1, 2009

Form 8-K, Filed May 27, 2009

File No. 000-28139

Dear Ms. Collins:

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated December 22, 2009, relating to the above-referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Blue Coat’s response.

Form 10-K for the Fiscal Year Ended April 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1.	In future filings, please consider expanding your discussion and analysis overview to include known trends, demands, commitments, events and uncertainties. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. See SEC Release Nos. 33-6835 and 33-8350.

The Company acknowledges the Staff’s comments and the requirements of SEC Release Nos. 33-6835 and 33-8350. In our future filings with the Securities and Exchange Commission, we will consider expanding our disclosure of material known trends, demands, commitments, events and uncertainties in our Management’s Discussion and Analysis and provide quantitative information to the extent that it is material and reasonably available.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

Item 8. Financial Statements and Supplementary Data

Note 9. Income taxes, page 85

2.	We note from your disclosures on page 45 that the increase in your income tax valuation allowance of $13.3 million is primarily the result of a “tax accounting methodology change and certain adjustments identified upon filing [your] 2008 federal and state income tax returns”. Please further explain the nature of these changes and adjustments.

The change in valuation allowance is the result of additional net deferred tax assets which generated a corresponding increase to the valuation allowance. The primary portion of the increase resulted from an Internal Revenue Code §382 ownership change study the Company conducted in conjunction with the filing of its 2008 federal income tax return. As a consequence of this study, the Company concluded that additional net operating losses were available. These net operating losses previously had been treated as limited under §382 and no benefit was reflected in the overall deferred tax asset. Additionally, with the filing of its 2008 federal income tax return, the Company filed a Form 3115, Application for Change in Accounting Method, with the Internal Revenue Service related to prepaid and other accrued expenses, which is referred to as a “tax accounting methodology change” in the Annual Report on Form 10-K. This tax accounting methodology change resulted in an acceleration of certain deductions for tax purposes and affected the resulting temporary tax differences generating deferred tax assets. The net result of these two changes was an increase to the Company’s net deferred tax assets, which generated a corresponding increase to its valuation allowance, but which had no impact on its 2009 Consolidated Statement of Operations.

Item 15. Exhibits, page 100

3.	We note that during the fiscal year ended April 30, 2009, one channel partner customer, Alternative Data Technology, Inc., accounted for 12.4% of your net revenue. It does not appear that you have filed any agreement with Alternative Data Technology, Inc. as an exhibit. In your response letter, please tell us whether you have any agreement with Alternative Data Technology, Inc.; if you have an agreement, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, if you have an agreement with Alternative Data Technology, Inc., please make sure that future filings include a complete description of the material terms of such agreement.

While the Company does have a written agreement with Alternative Data Technology, Inc., it respectfully advises the Staff that it does not believe that it is required to file that agreement because it is a type of contract that ordinarily accompanies the business in which the Company is engaged. A substantial portion of the Company’s sales are transacted indirectly through distributors or resellers, or what the Company calls “channel partners”, rather than directly with end-user customers. Although purchase orders placed by Alternative Data Technology accounted for 12.4% of the Company’s total revenue in fiscal 2009, the Company is not substantially dependent upon that agreement. The agreement is non-exclusive and does not provide for any minimum commitments by the distributor. Further, the Company is confident that, even if its relationship with Alternative Data Technology, Inc. were terminated, the Company would be able to effectively sell our products to other distributors and those end-user customers who currently purchase its products from Alternative Data Technology, Inc., would then purchase from those distributors.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended April 30, 2009

Item 11. Executive Compensation

Compensation Components

Base Salary, page 10

4.	We note the table disclosing each named executive officer’s base salary for fiscal 2009. We also note the base salary of four named executive officers was increased in fiscal 2009. In your response letter, for each named executive officer other than Mr. NeSmith, please discuss the specific reasons for the increase in each named executive officer’s salary; also include a representation that, if applicable, you will include similar disclosure in future filings.

We acknowledge the Staff’s comments, and respectfully note that we identified a number of factors on pages 10-11 of the Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended April 30, 2009 (the “2009 Form 10/K-A”), which are considered in determining compensation levels for executives, including:

“...the executive’s level of responsibility; each executive’s specific qualifications, experience and job performance; and the significance of other components of total compensation (such as sales incentive compensation for the Company’s Senior Vice President, Worldwide Sales).”

As further disclosed, the Compensation Committee reviewed compensation provided for comparable positions by members of the peer group at the 50th and 65th percentiles.

As a consequence of its review, the Compensation Committee agreed upon an increase in base salaries of the Company’s named executive officers during fiscal 2009. In making these determinations, the Compensation Committee considered a number of the factors described in the 2009 Form 10/K-A and referenced above. In addition, the Compensation Committee continued its approach of basing compensation of the Company’s named executive officers on the compensation that it believed would be necessary to attract a qualified replacement for that individual.

In order to provide greater visibility and clarity, the Company will also provide specific disclosures regarding the basis for any material change in base salary of each of its named executive officers, to the extent applicable, in future filings.

Short Term Incentive Compensation

Profit Sharing Plan, page 11

5.	In your response letter, please include a more detailed discussion linking performance against corporate targets with the amount of cash bonus actually awarded to each named executive officer. For example, but without limitation, although you state that your profit achievement in most quarters of fiscal 2009 was not sufficient to result in payments under the Profit Sharing Plan, specifically discuss your performance against targets for each quarter, and how that resulted in the amounts awarded. In addition, include a representation that you will include similar disclosure in future filings, if applicable.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

The Company acknowledges the Staff’s comments, and in response thereto, includes below a supplemental disclosure regarding its Profit Sharing Plan:

The Company’s profit achievement during each quarter of fiscal 2009 is set forth below:

Fiscal 2009	Non-GAAP Operating Profit Goal	Actual Performance Before Profit Sharing
1st Quarter	15%	9.3%
2nd Quarter	15%	15.3%
3rd Quarter	15%	12.4%
4th Quarter	15%	10..9%

No payment was made for any quarter where actual performance was less than the non-GAAP operating profit goal.

The Company will include similar disclosures, to the extent applicable, in future filings.

Sales Compensation, page 12

6.	We note that you have not disclosed performance targets for your sales compensation plan. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. If you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction. In addition, please include a more detailed discussion linking performance against targets with the amount of cash bonus actually awarded to Mr. Biggs.

Mr. Biggs, who heads the Company’s sales operations, had a fiscal 2009 annual target incentive compensation of $350,000. There were three components that comprised his target incentive compensation: 1) 26% of his target incentive compensation was based upon his participation in the Company’s Profit Sharing Plan (described above); 2) 28% of his target incentive compensation was based upon his achievement of a targeted percentage of sales operating expenses as a percentage of the Company’s total revenue; and 3) 46% of his target incentive compensation was based upon his achievement of annual bookings against his targeted bookings for sales and service renewal. The Company does not publicly disclose its performance targets for sales expense or a particular officer’s bookings targets, as it believes that information would provide competitors and others with insights into its operational strengths and weaknesses that would be harmful to the Company. We believe Mr. Biggs’ target sales compensation was difficult to achieve in fiscal 2009, as his annual bookings target was substantially higher than his bookings achievement in fiscal 2008. Mr. Biggs achieved approximately 80% of his target bookings in fiscal 2009. However, the profit sharing achievement in most quarters of 2009 was not sufficient to result in payments under the Profit Sharing Plan and the fiscal 2009 payout to Mr. Biggs was less than 1% of his annual base salary. At the time it was set, the Company believed that the target for sales expense as a percentage of revenue target would require the implementation of significant organizational efficiencies; however, due to higher than planned attrition in the sales organization, specifically for sales personnel acquired in the acquisition of Packeteer as publicly disclosed, the sales expense as a percentage of revenue target was exceeded. Mr. Biggs achieved approximately 150% of this target, which resulted in a payment of $153,000 for this component of

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

his earned fiscal 2009 incentive compensation. Since this resulted in a target compensation that was unduly weighted towards expense management, Mr. Biggs’ target compensation was revised in fiscal 2010 to exclude this specific target.

Long Term Incentive Compensation, page 12

7.	We note your statement that your CEO provided his initial recommendation to the Compensation Committee regarding the size and structure of the awards based upon his estimation of the size of the awards that would be necessary to recruit individuals of similar skill to the executive positions. In your response letter, please include more detailed information regarding how you determined the mix of equity to award, and the exact number of restricted stock units or options to grant to each named executive officer. Please also include a representation that you will include this disclosure in future filings, if applicable.

The Company acknowledges the Staff’s comments, and in response thereto, includes below a supplemental disclosure regarding its Long Term Incentive Compensation:

In fiscal 2009, the Compensation Committee approved and granted a combination of stock options and restricted shares to each of our named executive officers because it believes that a mix of full value awards (restricted shares or restricted stock units) and stock options provides a more effective compensatory result, offers a total long-term equity incentive that is aligned with shareholder interests and contains an appropriate balance of risk, performance, and retention. In fiscal 2009, the factors considered by the Compensation Committee in determining the size of awards granted to each executive officer included: 1) peer group and market data with respect to such position; 2) the need to provide continuing compensation based on the compensation that would be necessary to attract a qualified replacement; 3) the executive’s duties, responsibilities and experience; 4) the executive’s performance and contribution to the Company’s success; and 5) the potential dilutive effects of equity awards on our existing stockholders. The Compensation Committee does not have a set formula by which it determines the size of the awards granted, and weights the factors discussed above on an individual basis in connection with its determination of the size and composition of the equity awards. The specific ratio of stock options to restricted shares granted was based on the Compensation Committee’s estimate that the relative value of one restricted share is approximately equal to an option covering three shares. The Compensation Committee believes that awarding equity to our executive officers aligns their interests with those of our stockholders by focusing executives on improving corporate performance to achieve continued stockholder returns; provides our executives with a significant long-term interest in the Company’s success; and creates a significant retention tool for key executives in a competitive market for talent. Under the Company’s Equity Award Policy, equity awards are made to an executive officer in the year in which he or she commences employment and additional awards typically are made in connection with the company’s annual “refresh” program. Equity awards also may be made to executives in connection with promotion and performance.

The Company will include similar disclosures, to the extent applicable, in future filings.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

Form 10-Q for the Quarter Ended October 31, 2009

Note 9. Income Taxes, page 20

8.	We note that the balance of the current and non-current portion of deferred income tax assets remained unchanged from year-end April 30, 2009 to quarter-end October 31, 2009. Tell whether you perform an analysis of your current and long-term deferred income tax assets during the interim periods and specifically address how you considered the guidance in ASC 740-270 in accounting for your interim period taxes.

The Company accounts for income taxes in interim periods in accordance with ASC 740-270.

The Company computes its tax provision for each quarter using a projected effective tax rate methodology, which relies on full year projected amounts of both permanent and temporary differences. The computed effective tax rate is then applied to the year-to-date earnings of the Company in accordance with ASC 740-270 to determine the amount of tax expense reflected in the quarterly results.

As part of its quarterly reporting process, the Company performed an analysis of its current and long-term deferred tax assets in accordance with ASC 740-270 for the quarter ended October 31, 2009 and determined that the amount, character, and classification of the net deferred tax assets and liabilities had not changed materially from the prior fiscal year end. Accordingly, the deferred tax account balances remained unchanged for purposes of interim reporting as of October 31, 2009.

Form 8-K filed May 27, 2009

9.	We note that the company delayed your fourth fiscal 2009 earnings release due to a “recently identified irregularity with a single shipment” in your European operations. Please explain further the problem identified and tell us what impact, if any, this “irregularity” had on your results of operations and specifically, the revenues recognized for the period. Further, tell us whether this issue relates to the change in your fulfillment model and tell us how you rectified this matter.

The Company recognizes revenue from distributors with stock rotation rights on a sell-through basis as reported by the distributor on a point-of-sales or POS report. On the morning of May 27, 2009, the Company discovered a discrepancy in an April POS report received from one of its European distributors. While the report stated that a customer product shipment was made on April 30, 2009, the Company learned that the product actually shipped in the first week of May; therefore, the shipment did not constitute revenue for its fourth fiscal quarter ended April 30, 2009. While the Company believed this to be an isolated incident, it did not have sufficient time to conduct the necessary reviews to verify that the incident was isolated and to determine the exact adjustments required to the Company’s financial statements prior to its scheduled earnings call. The Company, therefore, postponed its earnings announcement until it completed the review.

During the postponement, the Company’s finance team performed an extensive review of transactions reported by various European distributors on their fourth fiscal 2009 quarter POS reports. Although the Company focused on the fourth fiscal quarter, it also reviewed sample large transactions in prior quarters to determine if there was a systemic issue. No other errors were discovered during this review.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Securities and Exchange Commission

January 22, 2010

If this transaction had been recognized in the Company’s fourth fiscal 2009 quarter, net revenue would have changed by approximately $550,000.

This error was not related to the Company’s change to a direct fulfillment model, which was then in process; however, the change to a direct fulfillment model eliminates the need for POS reporting from the Company’s stocking distributors, thereby eliminating the potential for this type of error in the future. Additionally, beginning in the first quarter of fiscal 2010, the Company implemented additional procedures to verify the accuracy of shipments to end-users reported by its stocking distributors.

In connection with this response, Blue Coat acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (408) 220-2398.

Sincerely,

/s/ Gordon C. Brooks
Gordon C. Brooks
Senior Vice President and Chief Financial Officer

cc:	Betsy Bayha, Senior Vice President, General Counsel & Secretary

Sarah K. Solum, Davis Polk & Wardwell LLP

David Price, Ernst & Young LLP

Brian Outland, Ernst & Young LLP

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com